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                          March 19, 2024

       Colbert Narcisse
       Principal Executive Officer
       TIAA Real Estate Account
       c/o Teachers Insurance and Annuity Association of America
       730 Third Avenue
       New York, NY 10017-3206

                                                        Re: TIAA Real Estate
Account
                                                            Registration
Statement on Form S-1
                                                            Filed March 14,
2024
                                                            File No. 333-277927

       Dear Colbert Narcisse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stephen M. Leitzell,
Esq.